OMV Investor News

June 3, 2008

Petrom site visit

- Consistent growth strategy along European growth belt and market leader position in CEE with strong financial performance
- Petrom is regional hub for OMV in South-Eastern Europe
- 2010 growth targets confirmed but cost assumptions revised

On June 2-3, 2008, OMV Group's largest subsidiary, Petrom SA, hosted a site visit to Bucharest and its Petrobrazi refinery and oil fields outside the Romanian capital to provide investors and analysts an operational and financial update about the ongoing restructuring and modernization of the formerly state-run oil and gas company. OMV Group acquired 51.01% of Petrom in late 2004 and has consistently pursued the transformation of the company into a modern and competitive regional hub for OMV in South-Eastern Europe. This Petrom site visit focused on the following key issues: Restructuring potential in Exploration and Production, modernization and high level of integration in Refining and Marketing and growth upside in Gas and Power.

During the last two days, investors and analysts received a full overview of how the restructuring and modernization of Petrom fits into OMV Group's consistent growth strategy along the European growth belt and how its Romanian operation has helped OMV to gain the market leadership position in Central and Eastern Europe. Investors and analysts had not only the chance to meet Petrom's senior management but also to visit production facilities outside Bucharest. Following a consistent series of good financial results in recent quarters, the site visit aimed to give the capital markets confidence in Petrom's production turnaround and modernization in refining while seeking new growth potential in gas and power.

Within the set of existing 2010 group targets, the Petrom site visit re-iterated OMV Group's ambition to meet its production target of 210,000 boe/day in Romania and to increase there its reserve replacement ratio to 70%. Given the strengthening of the Romanian currency (RON), rising oil prices and ongoing cost inflation, Petrom has revised the 2010 production cost target to USD 15/boe and the daily output in Kazakhstan to 20,000 boe. Guidance on annual capital expenditure was re-affirmed at EUR 1.5 bn for Petrom over the next three years in order to maintain competitiveness and meet OMV Group's growth ambition.

Move & More. OMV

Wolfgang Ruttenstorfer, CEO of OMV Group, said: "This year's Petrom site visit was an excellent opportunity to present the scale of the challenges we have faced in Romania and the tremendous changes we have put in place over the last few years. With Petrom transforming into a financially strong business and spearheading our market leadership position in Central and Eastern Europe, we remain confident that OMV Group will achieve its 2010 targets and improve its competitive position going forward."

Background information:

OMV Aktiengesellschaft

With Group sales of EUR 20.04 bn and a workforce of 33,665 employees in 2007, OMV Aktiengesellschaft is one of Austria's largest listed industrial companies. With oil and gas reserves of approximately 1.22 bn boe, a production of around 321,000 boe/d and an annual refining capacity of 26.4 mn t, OMV is the largest oil and gas group in Central Europe. OMV now has 2,538 filling stations in 13 countries, resulting in a market share of 20% of the group in the Refining and Marketing (R&M) business segment in the Danube Region. In Exploration and Production (E&P), OMV is active in 21 countries in six core regions. OMV sells more than 13 bcm gas per year. OMV's Austrian gas hub Baumgarten annually transports approximately 52 bcm of gas. OMV's Central European Gas Hub is amongst the three largest hubs in Europe. As of year-end 2007, OMV holds a 36% stake in Borealis AG, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 45% of the refining network Bayernoil and approximately 20% of the Hungarian company MOL. OMV further strengthened its leading position in the European growth belt through the acquisition of 40.55% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com

Homepage: www.omv.com

Next result announcement: January – June and Q2 2008 on August 6, 2008

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Move & More. OMV